UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 3, 2010**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02 Results of Operations and Financial Condition

On February 3, 2010 First Financial Holdings, Inc. announced quarterly dividend payment. For more information regarding this matter, see the press release attached hereto as Exhibit 99.1.

Section 8 – Other Events

Item 8.01 Other Events

On February 3, 2010 First Financial Holdings, Inc. announced the results of the annual meeting on January 28, 2010. For more information regarding this matter, see the press release attached hereto as Exhibit 99.1.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Press release dated February 3, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall
R. Wayne Hall
Executive Vice President
and Chief Financial Officer

Date: February 3, 2010

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. announces declaration of dividend and results of annual meeting

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

2440 Mall Drive • Charleston, S.C. 29406
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President/Investor Relations
And Corporate Secretary
(843) 529-5931 / (843) 729-7005
dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
DECLARATION OF DIVIDEND AND RESULTS OF ANNUAL MEETING

Charleston, South Carolina (February 3, 2010) – At the annual meeting of shareholders of First Financial Holdings, Inc. ("First Financial" or the "Company") (NASDAQ GSM: FFCH) held on January 28, 2010, James C. Murray announced his retirement as Chairman of the Boards of First Financial and First Federal Savings and Loan Association of Charleston ("First Federal"). At subsequent meetings, the Board of Directors elected Paula Harper Bethea as Chairman and Thomas J. Johnson as Vice Chairman of the Boards of First Financial and First Federal.

Also at the annual meeting, shareholders re-elected Paula Harper Bethea, Paul G. Campbell, Jr. and Ronnie M. Givens for three-year terms to expire January 2013. Hugh L. Willcox, Jr. was elected for a one-year unexpired term of Mr. Murray.   Additionally, shareholders approved the advisory approval of the compensation of our named executive officers and ratified the appointment of Grant Thornton, LLP as our independent registered accounting firm for the fiscal year ending September 30, 2010.

Effective with the meeting, Mr. Murray was named Director Emeritus. A. Thomas Hood, President and Chief Executive Officer, stated, "We appreciate the many contributions Mr. Murray has made to our Company. We are very fortunate to have had his business experience and loyal service as a Director for 19 years."

Ms. Bethea became a Director of First Financial and First Federal in 1996. Hood commented, "Ms. Bethea has 14 years of Board experience in virtually every aspect of our companies operations and governance. She has made extraordinary contributions to the First Financial and First Federal Boards. Ms. Bethea is one of the most recognized and respected leaders in our state having been named, along with her husband Bill, South Carolina's Business Leaders of the Year in 2006 by the South Carolina Chamber of Commerce. We are very pleased to have her serve as Chairman of First Financial and First Federal."

Mr. Johnson was elected to the Board of Directors of First Financial and First Federal in 1998. Hood commented, "Mr. Johnson's contributions have impacted every aspect of our financial operations at the bank and holding company.   He is a very successful businessman with operations spanning the Southeast. His continued leadership will greatly benefit our Company and the communities we serve."

The Company also announced today that its Board of Directors has declared a regular quarterly cash dividend of $0.05 per share. The dividend is payable February 26, 2010, to stockholders of record as of February 12, 2010. Hood concluded, "Our board of directors continues to carefully evaluate the level of our dividend. We continue to believe there is a critical need to preserve our strong capital base through these challenging economic times."

-more-

First Financial is the holding company for First Federal Savings and Loan Association of Charleston, which operates 65 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick, New Hanover and Pender counties in coastal North Carolina offering banking, trust and pension administration services. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931.